UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 5)

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)

                                   Chu Quan Li
                     Guangdong Bianfang Building, 10th Floor
                          Gujing Road, Futian District
                             Shenzhen, China 518033
                         (86) (755) 337-1538 (ext. 6882)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Chu Quan Li

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS

      N/A

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(e) or 2(f)                                                   [_]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      People's Republic of China

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       NUMBER OF           7.   SOLE VOTING POWER               22,700,000*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                           8. SHARED VOTING POWER               0

                          ------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER            22,700,000*

                          ------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER          0

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,700,000*

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]


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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.17%*

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14.   TYPE OF REPORTING PERSON

      IN

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--------------------
* Includes 2,000,000 shares of the issuer's common stock that are held by the reporting person and that may be exercised within 60 days. For purposes of calculating The Percent of Class Represented by Amount in Row (11), 4,000,000 shares were added to the total number of outstanding shares, which was 80,567,976 as of March 15, 2004. 22,700,000 of the shares beneficially owned by the reporting person are held by Yu Ke International Development, Limited, a BVI company that is controlled by the reporting person.

                                EXPLANATORY NOTE

      On April 9, 2004, Chu Quan Li, a citizen of the People's Republic of China and the Chairman of Minghua Group International Holdings Limited (Minghua), transferred 5,000,000 shares (the Shares) of Minghua's common stock to Zhang Li Fang. The transfer of the Shares to Ms. Fang is an irrevocable gift by Mr. Li to Ms. Fang. Mr. Li did not receive any consideration or other compensation for the gift.

ITEM 1.  SECURITY AND ISSUER.

      The name of the issuer is Minghua Group International Holdings Limited, a New York corporation, which has its principal executive offices at Guangdong Bian Fang Building, 10th Floor, Fujing Road, Futian District, Shenzhen, 518033, People's Republic of China. This statement relates to Minghua's common stock, $0.01 par value per share.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a)-(f). This Schedule 13D is being filed by Chu Quan Li, a citizen of the People's Republic of China. Mr. Li's principal occupation is serving as the chairman of the following companies in China: Minghua Industry Development Co., Ltd., Shenzhen Minghua Investment Co., Ltd., Shenzhen Minghua Environmental Protection Vehicles Co., Ltd., Minghua Kindergarten, and Minghua International Holdings (Hong Kong) Limited. The address in which his occupation is conducted is Guangdong Bianfang Building, 10th Floor, Gujing Road, Futian District, Shenzhen 518033, Peoples Republic of China. During the last five years, Mr. Li has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This Item is not applicable as this Amendment No. 5 to Schedule 13D was filed to reflect the disposition of 5,000,000 shares of Minghua common stock as a gift to Ms. Fang and not the acquisition by Mr. Li of any shares of Minghua common stock. See the explanatory note above.

ITEM 4.  PURPOSE OF TRANSACTION.

      Mr. Li holds his shares of Minghua common stock solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Amount of Securities Beneficially Owned: Mr. Li is the beneficial owner of 22,700,000 shares of Minghua's common stock, representing 28.17% of the outstanding shares of Minghua common stock. The 22,700,000 shares includes 2,000,000 shares of the issuer's common stock that are held by the reporting person and that may be exercised within 60 days. For purposes of calculating Mr. Li's percentage of ownership of Minghua common stock, 4,000,000 shares were added to the total number of outstanding shares, which was 80,567,976 as of March 15, 2004. 22,700,000 of the shares beneficially owned by the reporting person are held by Yu Ke International Development, Limited, a BVI company that is controlled by the reporting person.

(b)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct vote: See explanatory note above.

            (ii) Shared power to vote or direct vote: See explanatory note above.

(c) Transactions in securities of the Company within the last 60 days: See explanatory note above.

(d) Third party right to receive dividends or proceeds from the sale of securities: None.

(e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 9, 2004

                                           By: /s/ Chu Quan Li
                                               ------------------------
                                               Name: Chu Quan Li
                                               Title:  Director